EXHIBIT 99.5: PRESS RELEASE
LDK Solar to Present at Upcoming Investor Conferences
XINYU CITY, China and SUNNYVALE, Calif., November 26, 2008 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that members of its management team will present at the following conferences:

Event:	Credit Suisse Annual Technology Conference
Date:	December 2, 2008
Time:	9:30 a.m. Mountain Time
Location:	Phoenician in Scottsdale, Arizona

Event:	NYSE Euronext and WJB Capital Group, Inc. Growth Conference
Date:	December 4, 2008
Time:	1:55 p.m. Eastern Time
Location:	The Hilton Boston Financial District in Boston, Massachusetts
Live and recorded webcasts of LDK Solar’s presentations will be available on the Investor Relations section of the Company’s website at www.ldksolar.com.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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